4088 Commercial Avenue Northbrook, IL 60062	tel 847.400.9000 fax 847.400.9199

August 30, 2013

Mr. Tim Buchmiller

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nanosphere, Inc.
Form 10-K
Filed February 28, 2013
File No. 001-33775

Dear Mr. Buchmiller:

Reference is hereby made to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 27, 2013, with respect to the above referenced Annual Report on Form 10-K for the year ended December 31, 2012 (the “Report”) of Nanosphere, Inc. (the “Company”). Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Item 7. Management’s Discussion and Analysis

1.	We see from your earnings call transcripts for each of the last three periods that you have discussed how the validation and implementation process at your customer sites has taken longer than expected, and in some cases that process has become longer, which appears to have had a significant impact on your product sales. As appropriate, please include similar disclosure as a known trend or uncertainty in the future quarterly and annual reports that you file. Refer to Regulation S-K Item 303(a)(3)(ii).

Response:	The Company assesses possible trends and uncertainties on a quarterly basis. As discussed by management during its quarterly earnings calls and noted by the Staff in its comment, the validation and implementation process has become longer in some cases. The Company will address the nature and scope of these delays and the effect on the Company’s financial condition and results of operations in future quarterly and annual reports, in each case to the extent material.

4088 Commercial Avenue Northbrook, IL 60062	tel 847.400.9000 fax 847.400.9199

2.	We also see from your earnings call transcripts for each of the last three periods that you have discussed how many systems you have placed during that period and the general types of tests being run on those systems. As appropriate, please include similar disclosure in the future quarterly and annual reports that you file. Refer to Regulation S K Item 303(a)(3)(iii).

Response:	The Company will include information about quarterly system placements in future quarterly and annual reports.

Item 11. Executive Compensation

We reference your disclosure in the “Summary Compensation Table” on page 33 of your proxy statement that you have incorporated by reference into your annual report on Form 10-K. We see that your chief executive officer was awarded no options in 2012 versus a significant amount of options in 2011, and the other named executive officers were awarded a significant amount of options in 2012 versus no options in 2011. Please tell us, and expand your compensation discussion and analysis in future filings to disclose, as appropriate, how you determined the size of the option award granted to each executive officer and how and why those option awards varied among the named executive officers.

Response:	On December 28, 2011, the Company entered into a new employment agreement with its then chief executive officer, William P. Moffitt, III. Pursuant to the terms of that employment agreement, Mr. Moffitt was awarded options to purchase 450,000 shares of the Company’s common stock. Such options were fully vested upon issuance and subject to a restriction that Mr. Moffitt retain ownership of any shares acquired upon exercise until the earlier to occur of the second anniversary of his employment agreement or the first anniversary of his date of termination. The award amount was based on the Compensation Committee and Board of Directors discretionary and subjective determinations of levels that would incentivize and reward Mr. Moffitt’s performance.

4088 Commercial Avenue Northbrook, IL 60062	tel 847.400.9000 fax 847.400.9199

With respect to the other named executive officers, the Compensation Committee grants stock options to incentivize future performance. In February 2012, the Compensation Committee determined to grant stock option awards to its named executive officers (other than the chief executive officer) as a primary means of performance reward and retention. The stock option awards were intended to incentivize the management team to achieve performance objectives of the Company and further align their interests with those of stockholders. The individual award amounts were fixed based on discretionary and subjective determinations by the Compensation Committee at levels that would incentivize and reward individual performance and provide for long-term retention of the management team. The award amounts varied among the named executive officers based on the Compensation Committee’s view of the varying responsibilities of each of the named executive officers. The Company will expand its discussion of executive compensation awards in future filings to provide similar details consistent with the foregoing disclosure in respect of future equity awards to named executive officers.

On behalf of the Company, I hereby confirm that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Roger Moody
Roger Moody
Chief Financial Officer and Treasurer